August 11, 2011

Consent of Expert
VIA EDGAR

To: United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:   Primero Mining Corp. (the "Registrant")
         Registration Statements on Form 40-F

This letter is provided in connection with the Registrant’s registration statement on Form 40-F to be filed by the Registrant with the United States Securities and Exchange Commission and any amendments thereto (the "Registration Statement").

I, Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, hereby consent to the use of my name with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

  "Technical Report on the Tayoltita, San Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp." dated May 13, 2010 and revised June 28, 2010; and
  "Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation” dated March 11, 2011.

and to references to the Technical Reports, or portions thereof, in the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Registration Statement.

Sincerely,

Velasquez Spring, P.Eng.
Senior Geologist

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
TEL: (416) 364-6244 FAX: (416) 864-1675 EMAIL: info@wgm.ca WEB: www.wgm.ca